The China Fund, Inc.

c/o State Street Bank and Trust Company

4 Copley Place, 5th Floor

Boston, MA 02116

VIA EDGAR CORRESPONDENCE

July 1, 2014

Securities and Exchange Commission

Ms. Sheila Stout

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Office of Filings, Information & Consumer Services

Re:	The China Fund, Inc. (the “Fund”)

File No. 811-05749

Dear Ms. Stout:

This letter responds to the comments provided by the Securities and Exchange Commission (the “SEC”) by telephone on June 4, 2014 to the Fund’s Annual Report for the year ended October 31, 2013 (the “Annual Report”).

Comment 1: The Fund’s response letter dated March 14, 2011 to the SEC’s comments received on February 7, 2011 (the “Previous Response Letter”) stated that no further direct investments would be made by the Fund until enhancements were made by the investment manager (“Previous Investment Manager”) to its controls and procedures and after the Fund has enhanced its controls and procedures to ensure that the Previous Investment Manager’s controls and procedures are effective. Were enhancements to the Fund’s controls and procedures made prior to the acquisition of Golden Meditech Holdings, Ltd. (“Golden Meditech”) referred to on page 20 of the Annual Report?

Response: No direct investments have been made by the Fund since September 21, 2010. The reference in the Annual Report to the acquisition of Golden Meditech relates to a direct investment by the Fund in China Bright in August 2010. This investment included a put option, and the Fund exercised the option to sell the shares. The acquisition date reflects the date on which Golden Meditech, the primary stockholder of China Bright, paid the first installment of the put price and agreed to pay the balance in two additional installments. This transaction is described more fully in a footnote to Note A on page 20 of the Annual Report.

Comment 2: Page 20 of the Annual Report states that the board has suspended further direct investments. Was the purchase of Golden Meditech referred to in the previous comment made after the board suspended further direct investments?

Response: As noted in response to the previous comment, the Golden Meditech holding was not the result of a further direct investment by the Fund but rather was the result of the Fund’s exercise of a put with respect to an existing direct investment.

Comment 3: In the Previous Response Letter, a reference was made to a report of the independent registered public accounting firm filed as Exhibit 77B to the Form N-SAR filed on December 30, 2010, which indicated that there was a material weakness in the operation of the Fund’s controls in respect of the Fund’s direct investment portfolio. In the report of the independent registered public accounting firm filed as Exhibit 77B to the Form N-SAR filed on December 30, 2013, there is no reference to any material weaknesses. What controls and procedures have been developed or were enhancements made?

Response: The controls identified as lacking by the independent registered public accounting firm in Exhibit 77B filed on December 30, 2010 related to the Fund’s Previous Investment Manager’s process for purchasing and monitoring direct investments. The Fund terminated its Investment Management Agreement with the Previous Investment Manager on February 10, 2012. A new Investment Manager was hired and the Fund’s Chief Compliance Officer has identified no similar material weaknesses by the new Investment Manager. In addition, no direct investments have been made by the Fund since September 21, 2010.

Comment 4: The Previous Response Letter indicates that there is an indemnity in connection with an investment by the Fund in Ugent Holdings, Ltd., a direct investment. Confirm whether the indemnity remains in place.

Response: The Previous Investment Manager and a syndicate of insurance companies (acting on behalf of the Previous Investment Manager) entered into an agreement with the Fund on December 30, 2010 for the insurance companies to indemnify the Fund against any loss arising from the sale or other disposition of the Fund’s holdings of convertible bonds of Ugent Holdings, Ltd. While the Fund has been made whole for its loss on the bonds, the indemnity agreement continues in effect with respect to other expenses the Fund has incurred or may incur as a result of its investment in the bonds.

Comment 5: Rule 12-12 of Regulation S-X requires that a fund’s Schedule of Investments indicate maturity dates and interest rates for its short term investments. The Fund holds shares in the State Street Navigator Securities Lending Prime Portfolio (the “Prime Portfolio”), a registered money market fund. Because the Prime Portfolio does not have a maturity date or interest rate, consider including a reference to the Prime Portfolio’s 7-day yield as of the Prime Portfolio’s year-end.

Response: The Prime Portfolio is a privately offered registered money market fund and its 7-day yield is not publicly available. The Fund respectfully declines to include the Prime Portfolio’s 7-day yield in the Fund’s Schedule of Investments.

Comment 6: In addition to disclosing the number of outstanding shares on the Fund’s balance sheet, include the number of shares authorized by the Fund on its balance sheet.

Response: The Fund will disclose the number of shares authorized by the Fund on its balance sheet.

Comment 7: If the Fund waives any fees pursuant to an expense limitation agreement disclose whether the fees waived are eligible for recoupment by the Fund and if so state what fees are eligible for recoupment and the time frame for which they may be recouped.

Response: The Fund does not have an expense limitation agreement in place.

Comment 8: Page 27 of the Annual Report states that Level 3 securities are valued at either manager’s valuation or discount to last trade. Disclose inputs and methodology when using manager valuation.

Response: The Investment Manager has established a pricing committee (the “Committee”) for the purpose of recommending appropriate valuation techniques to the Fund for purposes of calculating the Fund’s net asset value. The Committee does not have a standard methodology for fair valuing of direct investments; rather each investment and its circumstances are considered by the Committee when determining how best to develop the recommendations. Golden Meditech, the investment identified on page 27 of the Annual Report, required a fair valuation determination. The Investment Manager exercised a put option on Golden Meditech but agreed that repayment could be made in several installments, with Golden Meditech agreeing to pay interest as a result of the delay in repayment. In this instance, the Committee determined that a discounted cash flow analysis was the best methodology to determine the fair value for the security. Golden Meditech paid the final installment in December 2013 and therefore it is not included in the table regarding valuation techniques and inputs used for investments that measured at fair value and categorized within Level 3 in the Fund’s Semi-Annual Report for the period ended April 30, 2014. If in the future the Fund has Level 3 securities that require valuation the Fund will disclose these inputs and the methodologies when using manager valuations.

Comment 9: Page 27 of the Annual Report states that the discount rate of unobservable inputs is a range of 20% to manager valuation. What is the methodology used by the Investment Manager at arriving at the range and is there an upper or lower limit to the range?

Response: The Committee considered the risk of default as well as the non-tradable nature of what became a receivable when it determined that 20% was the appropriate discount to reflect the fair value of Golden Meditech. The Investment Manager applied a flat 20% discount. As noted above, Golden Meditech paid the final installment of the receivable in December 2013 and therefore it is not included in the table regarding valuation techniques and inputs used for investments that measured at fair value and categorized within Level 3 in the Fund’s Semi-Annual Report for the period ended April 30, 2014. If in the future the Fund has Level 3 securities that require valuation, the Fund will disclose the methodologies used by the Investment Manager at arriving at the range.

Comment 10: On page 27 of the Annual Report, explain the nature of the $13,065,290 of realized gain and $12,400,869 of unrealized depreciation.

Response: The $13,065,290 of realized gain by the Fund is a reference to the “sale” of China Bright. The $12,400,869 of unrealized depreciation is a reference to the receipt of the Golden Meditech receivables.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its Annual Report; staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the SEC from taking any action with respect to the Annual Report; and the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We trust the foregoing is responsive to your comments. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Regards,

/s/ Brian F. Link

Brian F. Link

Secretary of the Fund

Cc:	Leonard Mackey, Esq. – Clifford Chance US LLP

Joe O. Rogers – Chairman of the Board

Laura Dell – Treasurer of the Fund

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